                       1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated November 29, 2002

                         For the month of November 2002

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

     Form 20-F   V                                 Form 40-F ____
               ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ____                                      No  V
                                                      ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                                    Exhibits

Exhibit        Description

99.1           Announcement on Nov 8, 2002: October Sales
99.2           Announcement on Nov 18, 2002: Acquisition of Unitech Capital Inc.
               securities
99.3 Press release on Nov 18, 2002: UMC to target SOC designers' requirements with new 1T-SRAM memory strategy
99.4 Announcement on Nov 26, 2002: Disposal of MediaTek Incorporation securities

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       United Microelectronics Corporation



Date: November 29, 2002             By /s/ Stan Hung
      -----------------------          ---------------------------------
                                       Stan Hung
                                       Chief Financial Officer

                                                                    Exhibit 99.1

                       United Microelectronics Corporation
                                November 8, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2002

1)   Sales volume (NT$ Thousand)
--------------------------------------------------------------------------------
Period        Items                2002          2001         Changes      %
------        -----
--------------------------------------------------------------------------------
October       Invoice amount     6,197,417     5,283,209       914,208   17.30%
--------------------------------------------------------------------------------
Jan - Oct     Invoice amount    60,354,714    57,598,858     2,755,856    4.78%
--------------------------------------------------------------------------------
October       Net sales          6,027,662     4,722,106     1,305,556   27.65%
--------------------------------------------------------------------------------
Jan -Oct      Net sales         55,919,582    55,273,379       646,203    1.17%
--------------------------------------------------------------------------------

2)   Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                       Limit of lending        October     Bal. as of period end
                       ----------------
--------------------------------------------------------------------------------
UMC                          30,949,691              0                         0
--------------------------------------------------------------------------------
UMC's subsidiaries            2,019,670              0                 1,949,069
--------------------------------------------------------------------------------

3)   Endorsements and guarantees (NT$ Thousand)
--------------------------------------------------------------------------------
                      Limit of endorsements     Octber     Bal. as of period end
                      ---------------------
--------------------------------------------------------------------------------
UMC                                61,899,383        0                         0
--------------------------------------------------------------------------------
UMC's subsidiaries                          0        0                         0
--------------------------------------------------------------------------------
UMC endorses for subsidiaries                        0                         0
--------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                   0                         0
--------------------------------------------------------------------------------
UMC endorses for PRC companies                       0                         0
--------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies         0                         0
--------------------------------------------------------------------------------

4)   Financial derivatives transactions
a-1  Hedging purpose (for assets/liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
Underlying assets / liabilities                                             N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------
a-2   Hedging purpose (for the position of floating rate liabilities)
--------------------------------------------------------------------------------
Underlying assets / liabilities                                             N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------
b    Trading purpose : None

                                                                    Exhibit 99.2


Subject: To announce related materials on acquisition of Unitech Capital Inc. securities
To which item it meets--article 2 paragraph xx:20
Date of events: 2002/11/18
Contents:
1. Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated): common shares of Unitech Capital Inc.
2. Date of the occurrence of the event: 2002/11/18
3. Transaction volume, unit price, total transaction price: Transaction volume:
21,000,000 shares; unit price: $1 USD; total amount: $21,000,000 USD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Unitech Capital Inc.; Newly established investee company under equity method
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): one time payment, $21,000,000 USD
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: share subscription in initiate set-up; the reference basis for the decision on price:from initiate set-up amount; The decision-making department: The Chairman and President Office
10. Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced: Not applicable
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities): cumulative volume: 21,000,000 shares; amount: $730,380,000 NTD; percentage of holdings: 42%;status of restriction of rights: no
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.13%; ratio of shareholder's equity: 26.55%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD
13. If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid: none
14. Concrete purpose or use of the acquisition or disposition: long term investment on share holdings
15. Opinions of directors expressing opposition to the trade: none
16. Any other matters that need to be specified: none

                                                                    Exhibit 99.3

                 UMC TO TARGET SOC DESIGNERS' REQUIREMENTS WITH

                           NEW 1T-SRAM MEMORY STRATEGY

     Foundry licenses MoSys' 1T-SRAM technology for four process generations

SUNNYVALE, California, and HSINCHU, Taiwan-November 18, 2002-UMC (NYSE: UMC), a world leading semiconductor foundry and MoSys, Inc (NASDAQ: MOSY) the industry's leading provider of high density SoC embedded memory solutions, today announced that UMC has licensed MoSys' 1T-SRAM(R) technology as part of the foundry's enhanced IP strategy to offer SoC designers memories that are more tightly aligned with its processes. Through this licensing agreement, UMC can now provide customers with direct access to one of the most popular forms of memory, 1T-SRAM, in its 0.18, 0.15 and 0.13 micron, and 90 nanometer standard logic processes. UMC's access to this technology allows the foundry to provide its own customized versions of derivative, ultra-high density, 1T-SRAM memories.

Dr. C. T. Lee, vice president of corporate marketing at UMC said, "Memory is vital to the success of all designs, and it is becoming increasingly more important as it is dominating more than 50 percent of the die area in many upcoming SoCs. As such, we want to provide memory macros that are linked as tightly as possible to our process technologies, and those we can customize. Besides 6T (six transistor) and trench memories, we chose 1T-SRAM memories as alternative memories because they fit into certain application areas. And, we decided to align with MoSys as it is one of the leading vendors of 1T-SRAM technology."

"As UMC is one of the world's leading foundries, we are very enthusiastic that it is adopting our technology for generating memories for its customers," commented Mark-Eric Jones, vice president and general manager of intellectual property at MoSys. "The agreement allows UMC to provide design services and support to its customers directly, while preserving continuity and stability of business arrangements between MoSys and its licensees. In addition, it furthers the proliferation of MoSys' 1T-SRAM embedded memory technology, including our low standby power 1T-SRAM-M(TM) technology and our new 1T-SRAM-R(TM) offering that incorporates Transparent Error Correction(TM) (TEC(TM)) to eliminate the need for redundancy and laser repair while improving yield, reliability and soft error rates. Our macros will be more adoptable by a broader audience of UMC customers as the foundry will help accelerate availability on its specific process technologies."

Lee continued, "Many of our customers have stated that they would like UMC to offer its own family of embedded memory cores, as memory is becoming so important for future SoC designs. Through this new agreement we will provide customers the option of accessing process-aligned MoSys 1T-SRAM technology directly through UMC."

Prior to this agreement, MoSys was already working with UMC by offering a range of Standard 1T-SRAM memory macros that had been verified on UMC's 0.18 micron and 0.15 micron standard logic processes. These cores, available through MoSys, were promoted to customers through UMC's Gold IP program.

Availability

The new customized 1T-SRAM cores under this agreement will be sold and marketed by UMC. UMC's roadmap is to offer process-proven 0.18 micron and 0.15 micron 1T-SRAM cores to customers in Q1 2003, 0.13 micron cores in Q2 2003; and 90 nanometer cores in the second half of 2003. Pricing is available upon request.

About 1T-SRAM Technology

Since MoSys first made its 1T-SRAM memory technology available for license, MoSys' licensees have now shipped a total of more than 45 million chips incorporating 1T-SRAM embedded memory technology, demonstrating the excellent manufacturability of the technology in a wide range of silicon processes and applications.

About MOSYS

Founded in 1991, MoSys (NASDAQ: MOSY), develops, licenses and markets innovative memory technologies for semiconductors. MoSys' patented 1T-SRAM technologies offer a combination of high density, low power consumption, high speed and low cost unmatched by other available memory technologies. The single transistor bit cell used in 1T-SRAM technology results in the technology achieving much higher density than traditional four or six transistor SRAMs while using the same standard logic manufacturing processes. 1T-SRAM technologies also offer the familiar, refresh-free interface and high performance for random address access cycles associated with traditional SRAMs. In addition, this technology can reduce operating power consumption by a factor of four compared with traditional SRAM technology, contributing to making it an ideal technology for embedding large memories in System on Chip (SoC) designs. 1T-SRAM technologies are in volume production both in SoC products at MoSys' licensees as well as in MoSys' standalone memories. MoSys is headquartered at 1020 Stewart Drive, Sunnyvale, California 94085. More information is available on MoSys' website at http://www.mosys.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13um copper, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs that serve its global customer base: Fab 12A in Taiwan, UMCi in Singapore (pilot production in mid-2003) and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

Note From UMC Concerning Forward-Looking Statements

Some of the statements in the foregoing announcement are forward looking within the meaning of the U.S. Federal Securities laws, including statements about future outsourcing, wafer capacity, technologies, business relationships and market conditions. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy; acceptance and demand for products from UMC; and technological and development risks.

1T-SRAM(R)is a MoSys trademark registered in the U.S. Patent and Trademark Office. All other trade, product, or service names referenced in this release may be trademarks or registered trademarks of their respective holders.

                                       ###

                                                                    Exhibit 99.4

Subject: To announce related materials on disposal of MediaTek Incorporation securities
To which item it meets--article 2 paragraph xx: 20
Date of events: 2002/11/26
Contents:
1. Name of the security: common shares of MediaTek Incorporation
2. Trading date: 2002/10/11~2002/11/26
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 330,000 shares; average unit price: $306.28 NTD; total amount:
$101,072,000 NTD
4. Gain (or loss) on disposal (not applicable in cases of acquisition of securities): $94,485,365 NTD
5. Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights: cumulative volume: 61,056,040 shares; amount:
1,218,645,217NTD; percentage of holdings: 13.26%; status of restriction of rights: no
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 19.11%; ratio of shareholder's equity: 26.53%; the operational capital as shown in the most recent financial statement: $61,639,615 thousand NTD
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Opinions of directors expressing opposition to the current trade: none
10. Any other matters that need to be specified: none